November 21, 2019

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
355 South Grand Avenue
Suite 1650
Los Angeles, CA 90071

       Re: HyreCar Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 28, 2019
           File No. 001-38561

Dear Mr. Furnari:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Insurance Reserve, page F-8

1. As the insurance reserve relates to insurance deductibles or damages paid by the Company in conjunction with a revenue-generating activity, please tell us your consideration of classifying this expense as part of cost of revenue in your statements of operations. Refer to Item 5-03(b)(2) of Regulation S-X.
 Joseph Furnari
FirstName LastNameJoseph Furnari
HyreCar Inc.
Comapany 21, 2019
November NameHyreCar Inc.
Page 2
November 21, 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Lyn
Shenk, Accounting Branch Chief, at (202) 551-3380 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services